UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35538

The Carlyle Group L.P.

(Exact name of registrant as specified in its charter)

1001 Pennsylvania Avenue, NW

Washington, D.C. 20004-2505

(202) 729-5626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.875% Series A Preferred Units

(Title of each class of securities covered by this Form)

Common units representing limited partner interests of The Carlyle Group L.P.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: On October 7, 2019, The Carlyle Group L.P. redeemed all of the outstanding 5.875% Series A Preferred Units (the “Series A Preferred Units”) pursuant to the redemption provisions of the Series A Preferred Units.

Approximate number of holders of record as of the certification or notice date:

Series A Preferred Units: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, The Carlyle Group L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE CARLYLE GROUP L.P.

Date: October 18, 2019	By:	/s/ Jeffrey W. Ferguson
Name: Jeffrey W. Ferguson
Title: General Counsel